SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2011

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - Copa Holdings Reports Net Income of US$92.8 Million for the Fourth Quarter of 2010 and US$212.1 Million for Full Year 2010

Copa Holdings Reports Net Income of US$92.8 Million for the Fourth Quarter of 2010 and US$212.1 Million for Full Year 2010
Excluding special items, net Income for the year was $219.2 million

Panama City, Panama — February 10, 2011.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Copa Airlines Colombia, today announced financial results for the fourth quarter of 2010 (4Q10) and full year 2010. The terms “Copa Holdings" or "the Company" refers to the consolidated entity, whose operating subsidiaries are Copa Airlines and Copa Airlines Colombia. The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2009 (4Q09).

OPERATING AND FINANCIAL HIGHLIGHTS
•
Copa Holdings reported net income of US$92.8 million for 4Q10 or earnings per share (EPS) of US$2.11, as compared to net income of US$ 70.4 million or EPS of US$1.60 in 4Q09.  Excluding special items, Copa Holdings reported an adjusted net income of US$81.2 million, representing a 23.7% increase over adjusted net income of US$65.7 million in 4Q09.

•
Net income for full year 2010 reached US$212.1 million or EPS of US$4.82, compared to US$240.4 million or EPS of US$5.47 for full year 2009.  Excluding special items, however, Copa Holdings reported an adjusted net income of US$219.2 million compared to US$201.7 for full year 2009, representing an increase of 8.7%.

•
Operating income for 4Q10 came in at US$89.0 million, representing an increase of 24.0% over operating income of US$71.8 million in 4Q09.  Adjusted operating income, which excludes a US$4.8 million special fleet charge recorded in 4Q09, increased 16.2% from US$76.6 million in 4Q09 to US$89.0 million in 4Q10.  Operating margin for 4Q10 came in at 21.7%,

•
The Company reported operating income of US$263.0 million for full year 2010, representing an increase of 8.3% over adjusted operating income of US$242.7 million.  Operating margin for full year 2010 came in at 18.6% as compared to an adjusted operating margin of 19.4% in 2009.

•
Total revenues for 4Q10 increased 19.7% to US$410.6 million. Yield per passenger mile increased 0.7% to 16.5 cents and operating revenue per available seat mile (RASM) came in at 13.7 cents, flat over 4Q09.  On a length of haul adjusted basis, yields and RASM increased 3.2% and 2.6%, respectively.

•
For 4Q10 consolidated passenger traffic grew 18.6% while capacity increased 19.6%.  As a result, consolidated load factor for the quarter decreased 0.6 percentage points to 78.8%.  For full year 2010, consolidated load factor came in at 76.9%, up 2.2 percentage points over 2009, on 10.5% capacity growth.

•
Operating cost per available seat mile (CASM) decreased 0.8%, from 10.9 cents in 4Q09 to 10.8 cents in 4Q10.  CASM, excluding fuel costs and special fleet charges for 4Q09, decreased 2.6% from 7.6 cents in 4Q09 to 7.4 cents in 4Q10, mostly as a result of the dilution effect of capacity added in the second half of 2010.

•	Cash, short term and long term investments ended 2010 at US$408.8 million, representing 29% of the last twelve months’ revenues.
•
During the fourth quarter, Copa Airlines took delivery of three Boeing 737-800s.  As a result, Copa Holdings ended the year with a consolidated fleet of 63 aircraft, composed of 20 Boeing 737-700s, 17 Boeing 737-800s and 26 Embraer-190s.

•	For 2010, Copa Airlines reported on-time performance of 90.7% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

Consolidated Financial & Operating Highlights	4Q10	Variance vs. 4Q09		Variance vs. 3Q10		FY 2010	Variance vs. 2009
RPMs (millions)	2,354	18.6%		7.6%		8,416	13.8%
ASMs (mm)	2,986	19.6%		3.1%		10,950	10.5%
Load Factor	78.8%	-0.6	p.p.	3.3	p.p.	76.9%	2.2	p.p.
Yield	16.5	0.7%		4.9%		15.9	-1.1%
PRASM (cents)	13.0	-0.1%		9.5%		12.2	1.8%
RASM (cents)	13.7	0.1%		10.0%		12.9	1.9%
CASM (cents)	10.8	-0.8%		7.1%		10.5	0.9%
Adjusted CASM (cents) (1)	10.8	1.0%		7.1%		10.5	2.7%
CASM Excl. Fuel (cents)	7.4	-5.1%		6.9%		7.2	-1.5%
Adjusted CASM Excl. Fuel (cents) (1)	7.4	-2.6%		6.9%		7.2	1.2%
Breakeven Load Factor (2)	59.1%	-0.9	p.p.	-1.8	p.p.	61.6%	2.4	p.p.
Operating Revenues (US$ mm)	410.6	19.7%		13.4%		1,411.1	12.6%
Operating Income (US$ mm)	89.0	24.0%		25.8%		263.0	17.8%
Adjusted Operating Income (US$ mm) (1)	89.0	16.2%		25.8%		263.0	8.3%
Operating Margin	21.7%	0.8	p.p.	2.1	p.p.	18.6%	0.8	p.p.
Adjusted Operating Margin (1)	21.7%	-0.7	p.p.	2.1	p.p.	18.6%	-0.7	p.p.
Net Income (US$ mm)	92.8	31.8%		45.2%		212.1	-11.8%
Adjusted Net Income (US$ mm) (2)	81.2	23.7%		48.1%		219.2	8.7%
EPS - Basic and Diluted (US$)	2.11	31.6%		45.2%		4.82	-11.9%
Adjusted EPS - Basic and Diluted (US$) (2)	1.85	23.5%		48.1%		4.98	8.5%
# of Shares - Basic and Diluted (000)	43,996	0.1%		0.0%		43,996	0.2%
(1) Adjusted Operating Income, Adjusted Operating Margin and Adjusted CASM for 4Q09 and full year 2009 exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Colombia’s fleet modernization plan.
 (2) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude:  a) For 4Q09 and 2009, special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Colombia’s transition fleet modernization plan b) For 4Q10, 4Q09, 3Q10, 2010 and 2009 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.  Additionally, for 2010, Other Special Items include a US$18.9 million charge related to the devaluation of the Venezuelan currency.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 4Q10 RESULTS

Copa Holdings delivered a quarter of strong financial results with fourth quarter operating income coming in at US$89.0 million and net income at US$92.8 million.  Excluding an $11.6 million non-cash gain associated with the mark-to-market of fuel hedge contracts, net income reported would have been US$81.2 million, or 23.7% above 4Q09 adjusted net income.

Total revenues increased 19.7% to US$410.6 million during the quarter on capacity expansion of 19.6%.  For the quarter, consolidated load factor came in at 78.8% compared to 79.4% in 4Q09 and consolidated yield came in at 16.5 cents, which represented an improvement of 0.7% and 4.9% above 4Q09 and 3Q10, respectively.  As a result, RASM came in at 13.7 cents, flat over 4Q09 and 10.0% above 3Q10.  When adjusted for length of haul, RASM came in 2.6% above 4Q09 and 11.0% above 3Q10.

Consolidated operating expenses for 4Q10 increased 18.6% to US$321.6 million, while consolidated operating expenses per ASM (CASM) decreased 0.8% to 10.8 cents.  CASM, excluding fuel costs and special charges, decreased 2.6% from 7.6 cents in 4Q09 to 7.4 cents in 4Q10, mostly as a result of the dilution effect of capacity added in the second half of 2010.

Aircraft fuel expense increased 31.2% or US$24.2 million compared to 4Q09, as a result of increased capacity and higher fuel prices.  The Company’s effective jet fuel price, which includes a realized fuel hedge gain of US$1.2 million in 4Q10 and a loss of US$1.2 million in 4Q09, increased from an average of US$2.21 per gallon in 4Q09 to US$2.51 per gallon in 4Q10.

For 4Q10, the Company had fuel hedges in place representing 22% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 23% and 9% of its consolidated volume for 2011 and 2012, respectively.

The Company recorded non-operating income of US$11.9 million for 4Q10 compared to non-operating income of US$6.4 million for 4Q09.  Non-operating income for 4Q10 included a fuel hedge mark-to-market gain of US$11.6 million, compared to a fuel hedge mark-to-market gain of US$9.6 million in 4Q09.

Copa Holdings closed the quarter with US$408.8 million in cash, short term and long term investments, representing approximately 29% of last twelve months´ revenues.  Total debt at the end of 4Q10 amounted to US$989.5 million, most of which relates to aircraft and equipment financing.

Copa Holdings’ strong fourth quarter and full year results are the product of a solid and well executed business model based on operating the best and most convenient network for intra-Latin America travel.  In 2011, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2011

For 2011, our guidance is for consolidated capacity growth of approximately 20% as a result of the full year effect of capacity added in 2010 and the introduction of ten additional 737-800 aircraft during 2011.  Load factors are expected to come in below 2010 levels as a result of strong capacity expansion; while unit revenues (RASM) are expected to decrease approximately 4% mainly as a result increased length of haul and capacity expansion.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 6.7 cents, significantly below 2010 levels.  The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs for full year 2011 is US$2.60. As a result, the Company is projecting an operating margin in the range of 18% to 20% for 2011.

Financial Outlook (US GAAP)	2011 – Full Year
Capacity - YOY ASM Growth	+/-20%
Average Load Factor	+/-74%
RASM (cents)	+/-12.3
CASM Ex-fuel (cents)	+/- 6.7
Operating Margin	18-20%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q10 totaled US$410.6 million, a 19.7% or US$67.6 million increase over operating revenue of US$343.0 million in 4Q09, mainly due to a 19.3% or US$54.2 million increase in Copa Airlines operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 4Q10 totaled US$335.1 million, a 19.3% increase over operating revenue of US$280.9 million in 4Q09.  This increase was primarily due to an 18.1% or US$47.7 million increase in passenger revenue.

Passenger revenue. For 4Q10, passenger revenue totaled US$311.4 million, an increase of 18.1%  from passenger revenue of US$263.7 million in 4Q09.  Passenger yield remained flat year over year at 15.6 cents, while load factor decreased 0.2 percentage points from 80.3% in 4Q09 to 80.1% in 4Q10.  On the other hand, length of haul adjusted yields increased 2.9%.

Cargo, mail and other. Cargo, mail and other revenue totaled US$23.7 million in 4Q10, a 38.0% increase over cargo, mail and other of US$17.2 million in 4Q09.

Copa Airlines Colombia operating revenue

During 4Q10, Copa Airlines Colombia generated operating revenue of US$83.2 million, representing a 26.0% increase over 4Q09.  This increase resulted mainly from a US$15.4 million or 25.5% growth in passenger revenue.  During the quarter, Copa Airlines Colombia’s capacity (ASMs) increased by 25.1%, while traffic (RPMs) increased 21.3%, resulting in a load factor of 72.7% or 2.3 percentage point below 4Q09.  On the other hand, yields increased 3.4%, mainly due to increased capacity allocated to international flights and higher yields in the Colombian domestic market.

Operating expenses

For 4Q10, consolidated operating expenses increased 18.6% to US$321.6 million, representing operating cost per available seat mile (CASM) of 10.8 cents.  Operating expenses, excluding a US$4.8 million special fleet charge recorded in 4Q09, increased 20.7%.  Operating cost per available seat mile (CASM), excluding fuel costs and special charges for 4Q09, decreased 2.6% from 7.6 cents in 4Q09 to 7.4 cents in 4Q10.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q10, aircraft fuel totaled US$101.9 million, a US$24.2 million or 31.2% increase over aircraft fuel of US$77.6 million in 4Q09. This increase was primarily a result of a 13.3% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.51 in 4Q10 as compared to US$2.21 in 4Q09 and a 15.5% increase in gallons consumed resulting from increased capacity.  This average price per gallon of jet fuel for 4Q10 includes a $1.2 million realized fuel hedge gain, compared to a US$1.2 million realized fuel hedge loss in 4Q09. Excluding the effect of fuel hedge gains or losses for both periods, fuel prices increased 16.4%, from US$2.18 per gallon in 4Q09 to US$2.54 in 4Q10.

Salaries and benefits. For 4Q10, salaries and benefits totaled US$50.6 million, a 15.3% increase over salaries and benefits of US$43.9 million in 4Q09. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 4Q10, passenger servicing totaled US$34.0 million, a 10.6% increase over passenger servicing of US$30.8 million in 4Q09. This increase was primarily a result of an increase in capacity and passengers carried.
Commissions. For 4Q10, commissions totaled US$16.8 million, a 6.4% increase over commissions of US$15.8 million in 4Q09. This increase was primarily a result of a higher passenger revenue base, partly offset by a lower average commission rates at both Copa Airlines and Copa Airlines Colombia.
Reservations and sales. Reservations and sales totaled US$15.9 million, a 12.9% increase over reservation and sales of US$14.1 million in 4Q09.  This increase was primarily a result of 13.0% more passengers carried.
Maintenance, material and repairs. For 4Q10, maintenance, material and repairs totaled US$25.4 million, a 26.4% increase over maintenance, material and repairs of US$20.1 million in 4Q09. This increase was primarily a result of increased capacity and additional major overhaul events.
Depreciation. Depreciation totaled US$14.0 million in 4Q10, a 23.9% increase over depreciation of US$11.3 million in 4Q09.
Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 17.3%, from US$35.0 million in 4Q09 to US$41.1 million in 4Q10.
Other. Other expenses totaled US$22.0 million in 4Q10, an increase of US$4.1 million.
Special charges. During 4Q09, the Company registered a US$4.8 million charge related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Airlines Colombia’s transition to an Embraer-190 fleet.  There were no special fleet charges in 4Q10.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 17.8%, from US$212.8 million in 4Q09 to US$250.6 million in 4Q10, on a 18.5% increase in capacity.  During the same period, operating expenses per available seat mile decreased 0.6% to 10.1 cents.  Excluding fuel costs, operating expenses per available seat mile decreased 4.8% from 7.2 cents in 4Q09 to 6.8 cents in 4Q10.

Aircraft fuel. For 4Q10, aircraft fuel totaled US$80.7 million, a 29.9% increase over aircraft fuel expense of US$62.1 million during the same period in 2009. This increase was primarily a result of an 14.2% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.47 in 4Q10 as compared to US$2.16 in 4Q09 and a 13.3% increase in gallons consumed resulting from increased capacity.  This average price per gallon of jet fuel for 4Q10 includes a $1.1 million realized fuel hedge gain, compared to a US$1.2 realized fuel hedge loss in 4Q09. Excluding the effect of fuel hedge gains or losses for both periods, fuel prices increased 18.0%, from US$2.12 per gallon in 4Q09 to US$2.51 in 4Q10.
Salaries and benefits. For 4Q10, salaries and benefits totaled US$38.8 million, a 12.4% increase over salaries and benefits of US$34.5 million in the same period in 2009. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$27.5 million for 4Q10, a 7.2% increase over passenger servicing of US$25.7 million in 4Q09.  This increase was primarily the result of an increase in capacity and passengers carried.

Commissions. Commissions totaled US$14.6 million for 4Q10, a 10.5% increase over commissions of US$13.2 million in 4Q09.  This increase was primarily a result of a higher passenger revenue base, partly offset by a lower average commission rates.
Reservations and sales. Reservations and sales totaled US$11.3 million, a 15.4% increase over reservation and sales of US$9.8 million in 4Q09.  This increase was primarily a result of an increase in passengers carried.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$19.5 million in 4Q10, a 10.5% increase over maintenance, materials and repairs of US$17.6 million in 4Q09. This increase was a result of increased capacity and additional major overhaul events.
Depreciation. Depreciation totaled US$12.3 million in 4Q10, a 15.9% increase over depreciation of US$10.6 million in 4Q09, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 16.8%, from US$26.2 million in 4Q09 to US$30.5 million in 4Q10.
Other. Other expenses increased US$2.3 million from US$13.1 million in 4Q09 to US$15.4 million in 4Q10.

Copa Airlines Colombia operating expenses

Copa Airlines Colombia’s operating expenses increased 24.3% from US$63.9 million in 4Q09 to US$79.4 million in 4Q10.  Operating expenses per available seat mile (CASM) decreased 0.6% to 15.9 cents in 4Q10 from 16.0 cents in 4Q09.  CASM, excluding fuel costs and special fleet charges recorded in 4Q09, increased 6.9% from 10.9 cents in 4Q09 to 11.7 cents in 4Q10.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$11.9 million in 4Q10, compared to a gain of US$6.4 million in 4Q09.

Interest expense.  Interest expense totaled US$7.7 million in 4Q10, a 3.6% increase over interest expense of US$7.4 million in 4Q09, primarily as a result of a higher outstanding debt balances, partly offset by lower average rates.
Interest income.  Interest income totaled US$1.1 million, a 48.5% decrease from interest income of US$2.2 million in 4Q09, mostly a result of lower interest rates.
Other, net.  Other net totaled a gain of US$18.4 million in 4Q10, mainly related to an US$11.6 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings:
Copa Holdings, through its operating subsidiaries Copa Airlines and Copa Airlines Colombia, is a leading Latin American commercial aviation provider of passenger and cargo service.  Copa offers more than 150 daily scheduled flights to 46 destinations in 25 countries in North, Central and South America and the Caribbean through its Hub of the Americas at Tocumen International Airport in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa Airlines Colombia, provides domestic service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Cali, Medellin, Cartagena, Bucaramanga, Pereira and Barranquilla. Additionally, Copa Airlines Colombia has non-stop international flights from Colombia to Caracas, Quito, Guayaquil, Havana, Mexico City and Cancun.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%		Unaudited	%		Unaudited	Audited	%
	4Q10	4Q09	Change		3Q10	Change		2010	2009	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,719	1,521	13.0%		1,626	5.7%		6,265	5,553	12.8%
Revenue passengers miles (RPMs) (mm)	2,354	1,984	18.6%		2,187	7.6%		8,416	7,397	13.8%
Available seat miles (ASMs) (mm)	2,986	2,498	19.6%		2,897	3.1%		10,950	9,911	10.5%
Load factor	78.8%	79.4%	-0.6	p.p.	75.5%	3.3	p.p.	76.9%	74.6%	2.2	p.p.
Break-even load factor	59.1%	60.0%	-0.9	p.p.	60.9%	-1.8	p.p.	61.6%	59.2%	2.4	p.p.
Yield (cents)	16.5	16.4	0.7%		15.7	4.9%		15.9	16.0	-1.1%
RASM (cents)	13.7	13.7	0.1%		12.5	10.0%		12.9	12.6	1.9%
CASM (cents)	10.8	10.9	-0.8%		10.1	7.1%		10.5	10.4	0.9%
Adj.CASM - excl. special charges and fuel (cents)	7.4	7.6	-2.6%		6.9	6.9%		7.2	7.2	1.2%
Fuel gallons consumed (mm)	40.2	34.8	15.5%		38.9	3.5%		148.6	138.0	7.7%
Average price of Fuel - Net of Hedges (US$)	2.51	2.21	13.3%		2.35	6.7%		2.37	2.17	9.5%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,990	1,684	18.2%		1,871	6.4%		7,192	6,323	13.7%
Available seat miles (ASMs) (mm)	2,486	2,098	18.5%		2,470	0.7%		9,228	8,319	10.9%
Load factor	80.1%	80.3%	-0.2	p.p.	75.8%	4.3	p.p.	77.9%	76.0%	1.9	p.p.
Break-even load factor	57.7%	57.7%	0.0	p.p.	57.7%	0.0	p.p.	59.0%	58.6%	0.4	p.p.
Yield (US$ cents)	15.6	15.7	-0.1%		15.1	3.8%		15.3	15.3	0.0%
RASM (cents)	13.5	13.4	0.7%		12.2	10.7%		12.7	12.3	3.0%
CASM (cents)	10.1	10.1	-0.6%		9.4	7.5%		9.8	9.7	0.9%
Adj.CASM - excl. special charges and fuel (cents)	6.8	7.2	-4.8%		6.4	7.5%		6.7	6.7	-0.1%
Fuel gallons consumed (mm)	32.2	28.5	13.3%		32.0	0.7%		120.9	112.4	7.6%
Average price of Fuel - Net of Hedges (US$)	2.47	2.16	14.2%		2.32	6.7%		2.34	2.20	6.3%

Copa Airlines Colombia Segment
Revenue passengers miles (RPMs) (mm)	363	300	21.3%		316	15.1%		1,224	1,074	14.0%
Available seat miles (ASMs) (mm)	500	399	25.1%		428	16.8%		1,722	1,592	8.2%
Load factor	72.7%	75.0%	-2.3	p.p.	73.8%	-1.1%		71.1%	67.5%	3.6	p.p.
Break-even load factor	63.3%	69.7%	-6.4	p.p.	76.0%	-12.8	p.p.	72.7%	60.6%	12.1	p.p.
Yield (cents)	20.9	20.2	3.4%		19.3	8.7%		19.4	20.7	-6.3%
RASM (cents)	16.6	16.5	0.7%		15.5	7.7%		15.1	15.1	-0.3%
CASM (cents)	15.9	16.0	-0.6%		15.3	4.0%		15.3	14.6	4.6%
Adj.CASM - excl. special charges and fuel (cents)	11.7	10.9	6.9%		11.3	3.6%		11.3	10.1	10.9%
Fuel gallons consumed (mm)	8.0	6.4	25.3%		6.9	15.4%		27.7	25.6	8.0%
Average price of Fuel - Net of Hedges (US$)	2.65	2.44	8.9%		2.50	6.3%		2.52	2.02	24.5%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q10	4Q09	Change	3Q10	Change	2010	2009	Change
Operating Revenues
Passenger Revenue	387,523	324,384	19.5%	343,319	12.9%	1,334,923	1,186,717	12.5%
Cargo, mail and other	23,032	18,573	24.0%	18,682	23.3%	76,225	66,370	14.8%
Total Operating Revenue	410,555	342,957	19.7%	362,001	13.4%	1,411,148	1,253,088	12.6%

Operating Expenses
Aircraft fuel	101,859	77,643	31.2%	91,800	11.0%	354,427	300,816	17.8%
Salaries and benefits	50,553	43,863	15.3%	45,056	12.2%	181,069	157,879	14.7%
Passenger servicing	34,046	30,781	10.6%	31,910	6.7%	123,627	110,768	11.6%
Commissions	16,765	15,753	6.4%	14,975	12.0%	57,677	57,565	0.2%
Reservations and sales	15,910	14,098	12.9%	15,301	4.0%	58,813	56,280	4.5%
Maintenance, material and repairs	25,426	20,118	26.4%	20,991	21.1%	90,355	76,732	17.8%
Depreciation	13,953	11,264	23.9%	13,553	3.0%	53,336	47,079	13.3%
Flight operations	19,271	15,356	25.5%	18,943	1.7%	70,648	60,873	16.1%
Aircraft rentals	11,449	10,774	6.3%	11,627	-1.5%	46,334	46,538	-0.4%
Landing fees and other rentals	10,374	8,897	16.6%	10,540	-1.6%	40,320	33,628	19.9%
Other	21,966	17,835	23.2%	16,574	32.5%	71,531	62,187	15.0%
Special fleet charges	-	4,818	-100.0%	-	n/a	-	19,417	-100.0%
Total Operating Expense	321,573	271,200	18.6%	291,270	10.4%	1,148,137	1,029,762	11.5%

Operating Income	88,982	71,757	24.0%	70,731	25.8%	263,011	223,326	17.8%

Non-operating Income (Expense):
Interest expense	(7,655)	(7,392)	3.6%	(7,772)	-1.5%	(29,981)	(32,938)	-9.0%
Interest capitalized	-	1	-100.0%	-	n/a	-	693	-100.0%
Interest income	1,129	2,194	-48.5%	1,185	-4.7%	4,759	9,185	-48.2%
Other, net	18,393	11,568	59.0%	8,948	105.6%	1,847	59,703	-96.9%
Total Non-Operating Income/(Expense)	11,867	6,371	86.3%	2,361	402.6%	(23,375)	36,642	-163.8%

Income before Income Taxes	100,849	78,128	29.1%	73,092	38.0%	239,636	259,968	-7.8%

Provision for Income Taxes	8,010	7,686	4.2%	9,170	-12.6%	27,536	19,610	40.4%

Net Income	92,839	70,442	31.8%	63,922	45.2%	212,099	240,358	-11.8%

EPS - Basic and Diluted	2.11	1.60	31.6%	1.45	45.2%	4.82	5.47	-11.9%
Shares - Basic and Diluted	43,996,177	43,947,596	0.1%	43,999,213	0.0%	43,995,671	43,910,929	0.2%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)
	December 31,	September 30,	December 31,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Audited)

Current Assets:
Cash and cash equivalents	$207,690	$208,904	$262,656
Short-term investments	194,913	160,297	89,412
Total cash, cash equivalents and short-term investments	402,603	369,201	352,068

Accounts receivable, net of allowance for doubtful accounts	88,774	100,019	76,392
Accounts receivable from related parties	613	3,256	4,399
Expendable parts and supplies, net of allowance for obsolescence	43,961	40,086	23,327
Prepaid expenses	51,913	33,685	32,314
Other current assets	26,466	13,943	13,654
Total Current Assets	614,330	560,190	502,154

Long-term investments	6,224	6,224	6,407

Property and Equipment:
Owned property and equipment:
Flight equipment	1,750,671	1,620,177	1,439,759
Other equipment	69,252	67,242	61,339
	1,819,923	1,687,419	1,501,098
Less: Accumulated depreciation	(269,989)	(257,046)	(218,108)
	1,549,934	1,430,373	1,282,990
Purchase deposits for flight equipment	198,821	194,971	198,697
Total Property and Equipment	1,748,755	1,625,344	1,481,687

Other Assets:
Net pension asset	2,505	2,299	2,227
Goodwill	25,475	27,090	23,852
Intangible asset	37,353	39,720	34,973
Other assets	40,864	41,693	41,569
Total Other Assets	106,197	110,802	102,621
Total Assets	$2,475,507	$2,302,560	$2,092,869

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$100,860	$124,893	$94,550
Accounts payable	66,468	50,743	51,343
Accounts payable to related parties	13,896	13,566	14,103
Air traffic liability	217,035	212,825	183,344
Taxes and interest payable	49,852	55,646	43,227
Accrued expenses payable	47,614	40,817	49,058
Other current liabilities	11,055	11,307	10,957
Total Current Liabilities	506,780	509,798	446,582

Non-Current Liabilities:
Long-term debt	888,681	815,020	750,971
Post employment benefits liability	2,648	2,560	2,370
Other long-term liabilities	17,996	16,776	13,908
Deferred tax liabilities	21,663	14,904	13,410
Total Non-Current Liabilities	930,988	834,356	780,659

Total Liabilities	1,437,768	1,359,058	1,227,241

Shareholders' Equity:
Class A - 32,659,557 shares issued and outstanding	22,291	22,291	20,864
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	8,722
Additional paid in capital	24,341	22,836	18,658
Retained earnings	982,702	889,866	817,649
Accumulated other comprehensive income (loss)	939	1,044	(265)
Total Shareholders' Equity	1,037,739	943,502	865,628
Total Liabilities and Shareholders' Equity	$2,475,507	$2,302,560	$2,092,869

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable U.S. GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable U.S. GAAP measures:

Reconciliation of Operating Income
Excluding Special Items	4Q10	4Q09	3Q10	2010	2009

Operating Income as Reported	$88,982	$71,757	$70,731	$263,011	$223,326

Special Items (adjustments):
Other Special Items, net (2)	-	4,818	-	-	19,417
Adjusted Operating Income	$88,982	$76,575	$70,731	$263,011	$242,743

Reconciliation of Net Income
Excluding Special Items	4Q10	4Q09	3Q10	2010	2009

Net income as Reported	$92,839	$70,442	$63,922	$212,099	$240,358

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(11,627)	(9,593)	(9,068)	(11,721)	(58,040)
Other Special Items, net (2)	-	4,818	-	18,863	19,417
Adjusted Net Income	$81,212	$65,667	$54,854	$219,242	$201,735

Shares used for Computation (in thousands)
Basic and Diluted	43,996	43,948	43,999	43,996	43,911

Adjusted earnings per share
Basic and Diluted	1.85	1.49	1.25	4.98	4.59

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q10	4Q09	3Q10	2010	2009

Operating Costs per ASM as Reported	10.8	10.9	10.1	10.5	10.4
Aircraft fuel per ASM	(3.4)	(3.1)	(3.1)	(3.2)	(3.0)
Operating Costs per ASM excluding fuel	7.4	7.7	6.9	7.2	7.4
Special Items (adjustments):
Opther Special Items per ASM, net (2)	-	(0.2)	-	-	(0.2)
Operating expenses excluding fuel and special items	7.4	7.6	6.9	7.2	7.2

FOOTNOTES:

(1)	Include unrealized gains resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.
(2)
Other Special Items for 4Q09 and 2009 include special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Copa Airlines Colombia’s fleet modernization plan.  Additionally, for 2010 includes a US$18.9 million charge related to the devaluation of the Venezuelan currency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 02/10/2011
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO